FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711

FOSTER'S GROUP
Inspiring Global Enjoyment

ASX RELEASE

Fosters Brewing

SUPPL

The following release was made to the Australian Stock Exchange Limited today:

"Foster's Completes Sale of Foster's Brand in Europe"

Released: 17 May 2006

Pages: 2
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 5/17

FOSTER'S GROUP

17 May 2006

FOSTER'S COMPLETES SALE OF FOSTER'S BRAND IN EUROPE

On 11 April, Foster's Group Limited announced the sale of the Foster's brand in Europe, the Russian Federation, Turkey, and certain other countries in the Commonwealth Independent States, to the Scottish & Newcastle Group (S&N), conditional only on FIRB approval.

FIRB approval has been obtained and the sale was completed overnight.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: 0409 709 126

Investors

Ian Betts
Tel: +61 3 9633 2273
Mob: 0400 532 466